UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                     (Amendment No. ______)*

                INTERNATIONAL IMAGING SYSTEMS, INC.
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                        (Name of Issuer)

                          Common Stock
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                      (Title of Securities)

                           00178Q 10 8
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                         (CUSIP Number)

                  EUGENE MICHAEL KENNEDY, ESQ.
                        517 SW 1st Avenue
                    Fort Lauderdale, FL 33301
                    Telephone: (954) 524-4155
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  (Names, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       SEPTEMBER 19, 2006
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     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  00178Q 10 8                         Page 1 of 12 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      Martin A. Sumichrast
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2    Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a) |_|  Not Applicable
     (b) |X|  5 members of the Reporting Person's immediate
                family hold 65% of shares
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3    SEC Use Only

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4    Source of Funds

     PF
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5    Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

     None
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6    Citizenship or Place of Organization

     United States
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Number of Shares     7   Sole Voting Power                265,000
Beneficially Owned   --------------------------------------------
by Each Reporting    8   Shared Voting Power              500,000
Person With          --------------------------------------------
                     9   Sole Dispositive Power           265,000
                     --------------------------------------------
                     10  Shared Dispositive Power         500,000
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     265,000
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12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) |X|

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13   Percent of Class Represented by Amount in Row (9)

     9.6%
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14   Type of Reporting Person (See Instructions)

     IN
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


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CUSIP No.  00178Q 10 8                         Page 2 of 12 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      Windermere Insurance Company Limited           20-3948202
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2    Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                         (a) |_|
                                                         (b) |_|
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3    SEC Use Only

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4    Source of Funds

     WC
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5    Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

     None
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6    Citizenship or Place of Organization

     British Virgin Islands
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Number of Shares     7   Sole Voting Power                433,333
Beneficially Owned   --------------------------------------------
by Each Reporting    8   Shared Voting Power                  -0-
Person With          --------------------------------------------
                     9   Sole Dispositive Power           433,333
                     --------------------------------------------
                     10  Shared Dispositive Power             -0-
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     433,333
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12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) | |

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13   Percent of Class Represented by Amount in Row (9)

     5.4%
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14   Type of Reporting Person (See Instructions)

     IC
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


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CUSIP No.  00178Q 10 8                         Page 3 of 12 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      Vision Opportunity Master Fund              27-0120759
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2    Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                        (a) |_|
                                                        (b) |_|
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3    SEC Use Only

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4    Source of Funds

     WC
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5    Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

     None
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6    Citizenship or Place of Organization

     United States
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Number of Shares     7   Sole Voting Power                500,000
Beneficially Owned   --------------------------------------------
by Each Reporting    8   Shared Voting Power                  -0-
Person With          --------------------------------------------
                     9   Sole Dispositive Power           500,000
                     --------------------------------------------
                     10  Shared Dispositive Power             -0-
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     500,000
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12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) | |

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13   Percent of Class Represented by Amount in Row (9)

     6.3%
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14   Type of Reporting Person (See Instructions)

     CO
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


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CUSIP No.  00178Q 10 8                         Page 4 of 12 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      Ralph O. Olson
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2    Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)  |_|
     (b) |X| A member of the Reporting Person's immediate family holds 12% of shares
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3    SEC Use Only

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4    Source of Funds

     PF
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5    Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

     None
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6    Citizenship or Place of Organization

     United States
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Number of Shares     7   Sole Voting Power                700,000
Beneficially Owned   --------------------------------------------
by Each Reporting    8   Shared Voting Power               93,333
Person With        ----------------------------------------------
                     9   Sole Dispositive Power           700,000
                   ----------------------------------------------
                    10   Shared Dispositive Power          93,333
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     793,333
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12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) | |

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13   Percent of Class Represented by Amount in Row (9)

     9.96%
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14   Type of Reporting Person (See Instructions)

     IN
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


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CUSIP No.  00178Q 10 8                         Page 5 of 12 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      Menlo Venture Partners, LLC                     20-3208171
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2    Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                         (a) |_|
                                                         (b) |_|
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3    SEC Use Only

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4    Source of Funds

     WC
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5    Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

     None
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6    Citizenship or Place of Organization

     United States
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Number of Shares     7   Sole Voting Power                396,666
Beneficially Owned   --------------------------------------------
by Each Reporting    8   Shared Voting Power                  -0-
Person With          --------------------------------------------
                     9   Sole Dispositive Power           396,666
                     --------------------------------------------
                    10   Shared Dispositive Power             -0-
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     396,666
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12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) | |

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13   Percent of Class Represented by Amount in Row (9)

     5.0%
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14   Type of Reporting Person (See Instructions)

     PN
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


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CUSIP No.  00178Q 10 8                         Page 6 of 12 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      Castle Bison, Inc.                          38-3720209
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2    Check the Appropriate Box if a Member of a Group (See
     Instructions)

                                                         (a) |_|
                                                         (b) |_|
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3    SEC Use Only

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4    Source of Funds

     WC
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5    Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

     None
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6    Citizenship or Place of Organization

     United States
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Number of Shares     7   Sole Voting Power                396,666
Beneficially Owned   --------------------------------------------
by Each Reporting    8   Shared Voting Power                  -0-
Person With          --------------------------------------------
                     9   Sole Dispositive Power           396,666
                     --------------------------------------------
                    10   Shared Dispositive Power             -0-
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     396,666
-----------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) | |

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13   Percent of Class Represented by Amount in Row (9)

     5.0%
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14   Type of Reporting Person (See Instructions)

     CO
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


Item 1. Security and Issuer.

This statement relates to the common stock ("Common Stock") of International Imaging Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of International Imaging Systems, Inc., are located at 2419 E. Commercial Blvd., Ste. 307, Fort Lauderdale, Florida 33308.


Item 2. Identity and Background

     This  statement is being filed by: (i) Martin A. Sumichrast;
(ii) Windermere Insurance Company Limited; (iii) Vision Opportunity Master Fund; (iv) Ralph O. Olson; (v) Menlo Venture Partners, LLC; and (vi) Castle Bison, Inc., (collectively, the "Reporting Persons"). The Reporting Persons are making a joint filing because they may be deemed to be a group pursuant to
Section 13 of the Securities Exchange Act of 1934.

     The respective address of each of the Reporting Persons are as follows:

      Name                              Address
      ----                              -------
Martin A. Sumichrast                  11125 Colonial Country Lane
                                      Charlotte, NC 27277

Windermere Insurance Company Limited  31200 Via Colinas, Ste. 200
                                      Westlake Village, CA 91362

Vision Opportunity Master Fund        20 W. 55th Street, Floor 5
                                      New York, NY 10010

Ralph O. Olson                        9263 Wild Elk Place
                                      Parker, CO 80134

Menlo  Venture Partners, LLC          30101 Agoura  Court, Ste. 240
                                      Agoura Hills, CA 91301

Castle  Bison, Inc.                   31200  Via  Colinas, Ste. 200
                                      Westlake Village, CA 91362

     None of the Reporting Persons has, during the last five  (5)
years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   Martin A. Sumichrast is a United States citizen
   Windermere Insurance Company Limited is a British Virgin Islands
      International Business Company
   Vision Opportunity Master Fund is a New York corporation
   Ralph O. Olson is a United States Citizen
   Menlo Venture Partners, LLC is a Nevada limited liability company Castle Bison, Inc. is a California corporation

  The principal business of Martin A. Sumichrast is private investing. The principal business of Windermere Insurance Company Limited, a British Virgin Islands International Business Company is insurance. The principal business of Vision Opportunity Master Fund is hedge fund investing. The principal business of Ralph O. Olson is private investing. The principal business of Menlo Venture Partners is partnership investing. The principal business of Castle Bison, Inc. is investing.


Item 3.   Source and Amount of Funds or Other Considerations.

On September 19, 2006, in connection with a privately negotiated control share acquisition by a group of investors, the Reporting Persons acquired 3,286,666 of the Issuer's common shares. The aggregate consideration paid by the group of investors was $405,000, or approximately $0.09 per share. All of the shares covered by this statement were acquired by the Reporting Persons with personal funds or working capital.


Item 4.   Purpose of the Transaction.

The Reporting Persons did not acquire the common stock for the purpose of acquiring control of the Issuer. As of the filing date, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions required to be described in Item 4 (b) through (j) of Schedule 13D. Each of the Reporting Persons may at any time review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but none have present intention of doing so.


Item 5.   Interest in Securities of the Issuer

Pursuant to Rule 13b-3 promulgated under the Securities Exchange Act of 1934, the Reporting Persons are considered the beneficial owners of 3,283,666 shares of the Issuer's common stock representing approximately 41.2% of all of the issued and outstanding shares of the Registrant's common stock.

The  Reporting  Persons  each  expressly   disclaim   beneficial
ownership, for all purposes, of the shares of common stock of the Issuer that may be deemed to be held by the other Reporting
Persons, except as provided herein.

The following is a description of each Reporting Person's interest in the securities of the Issuer:


Reporting Person               Common Stock          Percentage
                                  Owned               Owned
--------------------         ----------------     --------------
Ralph O. Olson                   793,333(1)           9.96%(1)
Martin A. Sumichrast             765,000(2)           9.6%(2)



(1) Includes 93,333 shares owned by a member of Mr. Olson's immediate family. While Mr. Olson disclaims beneficial ownership of such shares, they are deemed to be controlled by Mr. Olson.
(2) Includes 500,000 shares owned by members of Mr. Sumichrast's immediate family. While Mr. Sumichrast disclaims beneficial ownership of such shares, they are deemed to be controlled by Mr. Sumichrast.


Item 6. Contracts, Arrangements, Understandings or Relationship with respect to Securities of the Issuer.

Other than the purchase of stock from existing stockholders, and as described the Issuer's Current Report on Form 8-K, the Reporting Persons have not engaged in any transactions involving the Registrant's common stock during the past 60 days.

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by the Reporting Persons or by members of the Reporting Person's immediate families.


ITEM 7.   Material to be filed as Exhibits.

     Agreement among the Reporting Persons to file a single joint
Statement on Schedule 13D on behalf of each of them.

                           SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.


Dated: September 27, 2006  /s/Martin A. Sumichrast
                           ---------------------------------
                           Name: Martin A. Sumichrast


                           Windermere Insurance Company Limited


Dated: September 27, 2006  By:/s/John Scardino
                           ---------------------------------
                           Name:  John Scardino
                           Title: Director


                           Vision Opportunity Master Fund


Dated: September 27, 2006  By:/s/Martin A. Sumichrast
                           ---------------------------------
                           Martin A. Sumichrast, President,
                           Lomond International, Inc., Buyer's Agent


                           Ralph Olson


Dated: September 27, 2006  /s/Ralph Olson
                           ---------------------------------
                           Name: Ralph Olson


                           Menlo Venture Partners, LLC


Dated: September 27, 2006  By:/s/Ariel Coro
                           ---------------------------------
                           Name: Ariel Coro
                           Title: Manager


                           Castle Bison, Inc.


Dated: September 27, 2006  By:/s/Raul Sivestre
                           ---------------------------------
                           Name: Raul Silvestre
                           Title: President

                           EXHIBIT  1

                        JOINT FILING AGREEMENT

                  JOINT FILING OF SCHEDULE 13D

     Each  of  the undersigned hereby agrees to file jointly  the
Schedule 13D to which this Agreement is attached, and any amendments to the Schedule 13D (the "Schedule 13D") filed with respect to the common stock of International Imaging Systems, Inc. that may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.


Dated: September 27, 2006  /s/Martin A. Sumichrast
                           ---------------------------------
                           Name: Martin A. Sumichrast


                           Windermere Insurance Company Limited


Dated: September 27, 2006  By:/s/John Scardino
                           ---------------------------------
                           Name:  John Scardino
                           Title: Director


                           Vision Opportunity Master Fund


Dated: September 27, 2006  By:/s/Martin A. Sumichrast
                           ---------------------------------
                           Martin A. Sumichrast, President,
                           Lomond International, Inc., Buyer's Agent


                           Ralph Olson


Dated: September 27, 2006  /s/Ralph Olson
                           ---------------------------------
                           Name: Ralph Olson


                           Menlo Venture Partners, LLC


Dated: September 27, 2006  By:/s/Ariel Coro
                           ---------------------------------
                           Name: Ariel Coro
                           Title: Manager


                           Castle Bison, Inc.


Dated: September 27, 2006  By:/s/Raul Sivestre
                           ---------------------------------
                           Name: Raul Silvestre
                           Title: President